Shayne Kennedy Direct Dial: 714.755.8181 shayne.kennedy@lw.com
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September 14, 2018

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Attention:	John Reynolds, Assistant Director Linda Cvrkel Rufus Decker Michael Killoy Brigitte Lippmann

Re:	Guardant Health, Inc. Stock-Based Compensation Registration Statement on Form S-1 (File No. 333-227206)
Ladies and Gentlemen:
On behalf of Guardant Health, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on September 6, 2018.
The purpose of this Letter is to respond to comment number 7 in the Staff’s letter to the Company dated August 1, 2018 relating to the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any difference between the recent valuations of its common stock and the estimated offering price. For your convenience, the comment is repeated below in bold/italics.
We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 2

7.
We may have additional comments on your accounting for equity transactions. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations associated with equity transactions leading up to the IPO and the estimated offering price.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” (the “MD&A”) and appears on pages 89 through 91 of the Registration Statement.
The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting the input from the lead underwriters for its proposed initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. While the Company anticipates effecting a reverse stock split prior to printing the preliminary prospectus for the IPO, for consistency with the Registration Statement, all data in this Letter (including the Preliminary IPO Price Range) is reflected on a pre-split basis, unless otherwise expressly noted.
The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s IPO road show.
STOCK OPTION GRANTS SINCE JULY 2017
In the preceding twelve months, the Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from independent third-party valuation specialists, as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this Letter is a discussion of each valuation and option grant, along with a comparison of the estimated fair values of the Company’s common stock on the date of such grants to the Preliminary IPO Price.
The following table summarizes by grant date the number of shares of the Company’s common stock underlying stock options granted during the 12 months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per share exercise prices, which was equal to the fair value of the underlying common stock on the grant date as determined by the Board. For financial reporting purposes, management retroactively evaluates the estimated fair value of the common stock utilizing information known as of the date the Company issues its consolidated financial statements (which includes information obtained subsequent to the grant dates) in order to determine stock-based

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 3

compensation expense. In some cases, this has resulted in an estimated fair value that exceeded the fair value determined by the Board, and the Company has recorded its stock-based compensation expense based on the higher estimated fair value.

Grant Dates	Number of Shares Underlying Option Grants	Exercise Price Per Share
September 27, 2017	348,500	$3.08
November 30, 2017	809,270	$3.08
January 30, 2018	325,562	$3.44
March 30, 2018	311,800	$3.44
May 10, 2018	921,720	$4.38
July 24, 2018	556,150	$5.17
August 22, 2018	549,700	$6.49
HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY
The Board determined the fair value of the Company’s common stock for purposes of each of the option grants described in the table above using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors, along with input from management and recent independent third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.
The independent third-party valuations considered by the Board estimated the per share fair value of the common stock as of each valuation date during the past 12 months using the backsolve method (a market approach that derives the implied equity value for the Company from the sale price of the Company’s equity securities in a recent arm’s-length transaction) or other methods under the market approach and income approach. The enterprise value was then allocated to the common stock using either (i) the option-pricing method (“OPM”) or (ii) a hybrid method that considered both the OPM and the probability-weighted expected return method (“PWERM”) for determining the fair value of the Company’s common stock. The OPM allocates value for each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. Finally, the resulting enterprise value was further adjusted to reflect a discount for lack of marketability (“DLOM”). The DLOM reflects the lower value placed on securities that are not freely transferable, as compared to those that trade frequently in an established market.
The Board and the Company’s management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 4

the advice from the Company’s third-party valuation experts. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.
The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third-party valuation reports between May 10, 2017 through August 21, 2018 (each of which is described in more detail below):

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share of Common Stock	Percentage Increase in Fair Value Per Share from Prior Valuation Report
May 10, 2017	$3.08	N/A
December 31, 2017	$3.44	11.7%
March 31, 2018	$4.16	20.9%
May 8, 2018	$4.38	5.3%
June 30, 2018	$5.08	16.0%
August 21, 2018	$6.49	27.8%
Series E convertible preferred stock financing and associated transactions
As described in detail in the Registration Statement under “Certain relationships and related party transactions—Sale of Series E convertible preferred stock,” “—Repurchase of common stock” and “—Employee tender offer,” from May 2017 to September 2017, the Company engaged in a series of transactions resulting in the initial issuance and sale of an aggregate of 38,174,246 shares of its Series E convertible preferred stock at a purchase price of $8.3936 per share; the repurchase of an aggregate of 2,152,431 shares of common stock from the Company’s founders at a purchase price of $7.55424 per share, of 177,894 additional shares of the common stock from various employees (other than the founders) at a purchase price of $8.3936 per share (of which, $5.3136 per share represented a premium over the fair value at the time of the repurchase, as determined by the Board ), and of 666,920 shares of its Series A convertible preferred stock from existing stockholders at a purchase price of $8.00 per share. Following these transactions, the Company issued an additional 796,346 shares of Series E convertible preferred stock to each holder of Series E convertible preferred stock on a pro rata basis at a purchase price of $0.00001 per share. The purpose of the subsequent offering was to cause the ownership of Softbank Group (the lead investor in the Series E financing) to equal 35% of the Company’s fully-diluted capital stock following the repurchases.
May 2017 Valuation
The Company obtained an independent third-party valuation of the Company’s common stock as of May 10, 2017 (the “May 2017 Valuation”) to facilitate option grants following the Series E financing and to assist with the accounting for the employee stock repurchases that occurred in connection with the Series E financing.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 5

The May 2017 Valuation used a hybrid approach of the OPM and PWERM to determine the fair value of the Company’s common stock. For purposes of the OPM, the total equity value of the Company was estimated by applying the backsolve method to the Company’s Series E financing. After estimating the Company’s total equity value based on the sale price of the Company’s Series E convertible preferred stock, the equity value was then allocated to the Company’s equity holders and a DLOM was applied to the resulting per share amount. The DLOM used in the OPM was 30% and was calculated using the Basic Put Option and Finnerty Put Option analyses. For purposes of the PWERM, a range of future equity values for potential liquidity outcomes was estimated using the market income and cost approaches. The likelihood of each outcome was weighted based on discussions with management and a DLOM was applied. The DLOM used in the PWERM was 10% and was calculated using the Basic Put Option and Finnerty Put Option analyses. The results from each approach were then weighted. For purposes of the May 2017 Valuation, the OPM was weighted at 90% due to the uncertainty surrounding the timing of other possible exit scenarios. The following table summarizes the relative inputs and the resulting estimated fair value for the May 2017 Valuation:

	Option Pricing Method	PWERM
		IPO (Early)	IPO (Late)
Business equity value	$585,214,987	$1,039,020,665	$1,230,020,665
Weighting	100%	25%	75%
Total weighted equity value	$585,200,000	$926,800,000
DLOM	30%	10%
Method fair value per share of common stock	$2.52	$8.09
Weighting	90%	10%
Estimated fair value per share of common stock	$3.08
Repurchase of common stock (July 2017)
In connection with the Series E financing, in July 2017, the Company repurchased an aggregate of 2,152,431 shares of common stock from certain of its directors and executive officers at a purchase price of $7.55424 per share. The purchase price was negotiated between the sellers and the lead investor in the financing, and represented a price equal to 90% of the purchase price of $8.3936 per share of Series E convertible preferred stock. All of the shares of common stock repurchased at this time were repurchased from the Company’s three founders. The purchase price for these shares was negotiated directly between the founders and the lead investor in the Series E financing, and represented a premium associated with their ownership interest. For accounting purposes, the premium above the fair value was treated as bonus compensation paid to the employees.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 6

Employee tender offer (August 2017)
In connection with the Series E financing, in August 2017, the Company also effectuated a tender offer, pursuant to which it offered to purchase 25% of the vested shares of its common stock held by employees (other than the three founders) at a purchase price per share of $8.3936, with $5.3136 of that amount per share representing a premium over the fair value of its common stock at the time of the tender offer. In determining the premium above the fair value that was paid for the common stock, the Board considered the May 2017 Valuation as well as the objective and subject factors described on pages 90 and 91 of the Registration Statement and concluded that the fair value of the Company’s common stock was $3.08 per share. A total of 177,894 shares of common stock were repurchased in this tender offer. For accounting purposes, the premium above the fair value was treated as bonus compensation paid to the employees.
Option grants – September 27 and November 30, 2017
On September 27, 2017, the Board granted options to purchase 348,500 shares of common stock with an exercise price of $3.08 per share. Subsequently, on November 30, 2017, the Board granted options to purchase an additional 809,270 shares of common stock with an exercise price of $3.08 per share. At the time of each of the September 27, 2017 and November 30, 2017 stock option grants, the Board considered the May 2017 Valuation as well as the objective and subject factors described on pages 90 and 91 of the Registration Statement. As a result, the Board concluded that the fair value of the Company’s common stock was $3.08 per share as of the date of such grants.
December 2017 Valuation
The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2017 (the “December 2017 Valuation”) to assist the Board in determining the fair value of the Company’s common stock for purposes of option grants. For purposes of the December 2017 Valuation, the third-party firm relied on a combination of market approaches, in particular the guideline public company method, and the backsolve method to determine the Company’s equity value. A 50% weighting was applied to each of these approaches, which resulted in an estimated total equity value of $655,012,679.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 7

Based on discussions with management, the independent third-party valuation utilized the OPM method as the most appropriate method for allocating the total equity value across the equity classes. A DLOM of 30% was estimated using multiple option pricing models to calculate the cost of protective puts, and the resulting DLOM was applied to the valuation, resulting in an estimated fair value of $3.20 per share for the Company’s common stock. Given the Company had repurchased shares of common stock in two separate transactions since the closing of the Series E financing, the valuation also weighted the impact of those transactions in estimating the fair value. Because the July and August 2017 repurchases were effected as part of the Series E financing and were motivated by the lead investor’s desire to achieve a certain ownership percentage, those transactions were not considered to be on market terms and accordingly received a low weighting. The following table summarizes the relative inputs and resulting fair value estimation for the December 2017 Valuation:

	OPM	July 20, 2017 Repurchase	August 9, 2017 Repurchase
Per share estimate	$3.20	$7.55	$8.39
Weighting	95%	2.5%	2.5%
Estimated fair value per share of common stock	$3.44
Option grants – January 30 and March 30, 2018
On January 30, 2018, the Board granted options to purchase 325,562 shares of common stock with an exercise price of $3.44 per share. Subsequently, on March 30, 2018, the Board granted options to purchase an additional 311,800 shares of common stock with an exercise price of $3.44 per share. At the time of each of the January 30, 2018 and March 30, 2018 stock option grants, the Board considered the December 2017 Valuation as well as the other objective and subject factors described on pages 90 and 91 of the Registration Statement. As a result, the Board concluded that the fair value of the Company’s common stock was $3.44 per share as of the date of such grants.
March 2018 Valuation
The Company obtained an independent third-party valuation of the Company’s common stock as of March 31, 2018 (the “March 2018 Valuation”) to assist the Board in determining the fair value of the Company’s common stock for purposes of option grants. For purposes of the March 2018 Valuation, the third-party firm relied on a combination of the market approach, in particular the guideline public company and guideline transaction methods, and the income approach’s discounted cash flow method to estimate the Company’s total equity value. The March 2018 Valuation then used a hybrid method consisting of OPM and PWERM to allocate total equity value across all equity under three different exit scenarios (stay private, early IPO and late IPO), with each scenario receiving a different weighting based on discussions with management. Lastly, a DLOM was calculated using a protective put analysis and was applied to the resulting hybrid valuation. The March 2018 Valuation resulted in an estimated fair value for the common stock of

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 8

$4.16 per share. The following table summarizes the relative inputs and resulting fair value estimation.

	Stay Private	IPO (Early)	IPO (Late)
Allocation method	OPM	PWERM	PWERM
Business equity value	$688,000,000	$1,054,000,000	$1,239,000,000
Weighting	80%	5%	15%
Total weighted equity value	$724,272,952
Method fair value per share of common stock	$5.70
DLOM	27%
Estimated fair value per share of common	$4.16
May 2018 Valuation
The Company obtained an independent third-party valuation of the Company’s common stock as of May 10, 2018 (the “May 2018 Valuation”) to assist the Board in determining the fair value of the Company’s common stock for purposes of option grants. For purposes of the May 2018 Valuation, the third-party firm followed the same analysis used in the March 2018 Valuation and adjusted the various inputs based on its review and discussions with management. The May 2018 Valuation resulted in an estimated fair value for the common stock of $4.38 per share. The following table summarizes the relative inputs and resulting fair value estimation for the May 2018 Valuation:

	Stay Private	IPO (Early)	IPO (Late)
Allocation method	OPM	PWERM	PWERM
Business equity value	$721,000,000	$1,054,000,000	$1,239,000,000
Weighting	80%	5%	15%
Total weighted equity value	$755,145,673
Method fair value per share of common stock	$6.00
DLOM	27%
Estimated fair value per share of common	$4.38
Option grants – May 10, 2018
On May 10, 2018 the Board granted options to purchase 921,720 shares of common stock with an exercise price of $4.38 per share. At the time of the May 10, 2018 stock option grants, the Board considered the May 2018 Valuation as well as the other objective and subject factors described on pages 90 and 91 of the Registration Statement. As a result, the Board concluded that the fair value of the Company’s common stock was $4.38 per share as of the date of such grants.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 9

June 2018 Valuation
The Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2018 (the “June 2018 Valuation”) to assist the Board in determining the fair value of the Company’s common stock for purposes of option grants. For purposes of the June 2018 Valuation, the third-party firm followed the same analysis used in the May 2018 Valuation and adjusted the various inputs based on its review and discussions with management. In particular, given the Company had convened an organizational meeting to commence its IPO process, management determined that the likelihood of an IPO event had increased from the May 2018 Valuation; however, management noted that the Company was still in the very early stages of that process and considerable uncertainty remained regarding the likelihood of an IPO. As a result, the weighting for the potential IPO scenarios was increased to 30%. The June 2018 Valuation resulted in an estimated fair value for the common stock of $5.08 per share. The following table summarizes the relative inputs and resulting fair value estimation for the June 2018 Valuation.

	Stay Private	IPO (Early)	IPO (Late)
Allocation method	OPM	PWERM	PWERM
Business equity value	$769,000,000	$1,034,000,000	$1,239,000,000
Weighting	70%	15%	15%
Total weighted equity value	$819,855,919
Method fair value per share of common stock	$6.77
DLOM	25%
Estimated fair value per share of common stock	$5.08
Option grants – July 24, 2018
On July 24, 2018, the Board granted options to purchase 556,150 shares of common stock with an exercise price of $5.17 per share. At the time of the July 24, 2018 stock option grants, the Board considered the June 2018 Valuation as well as the other objective and subject factors described on pages 90 and 91 of the Registration Statement. As a result, the Board concluded that the fair value of the Company’s common stock was $5.08 per share as of the date of such grants.
August 2018 Valuation
The Company obtained an independent third-party valuation of the Company’s common stock as of August 21, 2018 (the “August 2018 Valuation”) to assist the Board in determining the fair value of the Company’s common stock for purposes of option grants. For purposes of the August 2018 Valuation, the third-party firm followed the same analysis used in the May 2018 Valuation and June 2018 Valuation and adjusted the various inputs based on its review and discussions with management. In particular, management noted that the Company’s IPO process was continuing to move forward and that the likelihood of an IPO event had further increased from the June 2018 Valuation though, as with any IPO, market uncertainty and other factors continued to impact the

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 10

likelihood of an IPO. As a result, the weighting for the potential IPO scenarios was increased to 60%. The August 2018 Valuation resulted in an estimated fair value for the common stock of $6.49 per share. The following table summarizes the relative inputs and resulting fair value estimation for the August 2018 Valuation.

	Stay Private	IPO (Early)	IPO (Late)
Allocation method	OPM	PWERM	PWERM
Business equity value	$762,000,000	$1,126,000,000	$1,287,000,000
Weighting	40%	20%	40%
Total weighted equity value	$934,409,512
Method fair value per share of common stock	$8.32
DLOM	22.0%
Estimated fair value per share of common stock	$6.49
Option grants – August 22, 2018
On August 22, 2018, the Board granted options to purchase 546,000 shares of common stock with an exercise price of $6.49 per share. At the time of the August 22, 2018 stock option grants, the Board considered the August 2018 Valuation as well as the other objective and subject factors described on pages 90 and 91 of the Registration Statement. As a result, the Board concluded that the fair value of the Company’s common stock was $6.49 per share as of the date of such grants.
COMPARISON OF IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE
As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any stock split that the Company might effect prior to the Company’s IPO.
The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication; (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters meetings,” (e) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (f) current market conditions as described by the Company’s underwriters.
The primary factor that accounts for the increase in the Preliminary IPO Price Range over the estimated fair value in the August 2018 Valuation is the difference in valuation methodology. The valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 11

are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting August 2018 Valuation reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the stay private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the stay private scenario nor discounted for a lack of marketability. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the estimated fair value per share of common stock, which included the effect of preferences for the Company’s preferred stock in relation to the allocations of value in the OPM.
CONCLUSION
The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of OPM and PWERM, both of which are accepted valuation methods under the AICPA Practice Guide. The Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants during the last 12 months and the Preliminary IPO Price Range are reasonable and appropriate for the reasons described herein.
* * *

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

September 14, 2018 Page 12

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy Shayne Kennedy of LATHAM & WATKINS LLP
cc: (via e-mail)
Helmy Eltoukhy, Co-Founder and Chief Executive Officer, Guardant Health, Inc.
Michael Wiley, Chief Legal Officer, Guardant Health, Inc.
Charles K. Ruck, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Andrew S. Williamson, Cooley LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.